THE FUTURE OF DRUG DELIVERY

Dawson James Securities Growth Stock Conference
Jupiter Florida, October 15, 2015
Domenic Della Penna – Chief Financial Officer

CONFIDENTIAL

FORWARD LOOKING STATEMENTS

- *Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "plans to," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty of predicting the timing and results of any product launches, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and the timing of launch of competitive products, the difficulty of predicting the impact of competitive products on volume and pricing, the inability to forecast wholesaler demand and/or wholesaler buying patterns, the seasonal fluctuation in the numbers of prescriptions written for our dexmethylphenidate hydrochloride extended-release capsules which may produce substantial fluctuations in revenues, the timing and amount of insurance reimbursement for our products, changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third party sourced products and materials, difficulties or delays in manufacturing, the manufacturing capacity of third-party manufacturers that we may use for our products, the successful compliance with FDA, Health Canada and other governmental regulations applicable to the Company and its third party manufacturers' facilities, products and/or businesses, difficulties, delays or changes in the FDA approval process or test criteria for ANDAs and NDAs and risks associated with cyber-security and vulnerability of the Company's digital information and the digital information of the Company's commercialization partner(s). Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.*

intellipharmaceutics

BUSINESS OVERVIEW

- Specialty Pharmaceutical Company focused on 505(b)(2) opportunities (NASDAQ: IPCI; TSX: I).
- History rooted in Complex Generics with Controlled-Release novel delivery systems.
- 1 ANDA approved/commercialized (2 strengths of generic Focalin®)
- 8 ANDA's filed with FDA and under review
- Unique and validated drug delivery technology platforms.
- Lead product candidates: Rexista™ Oxycodone XR and Regabatin™ XR.
- Experienced management team with proven track record of developing and commercializing controlled release pharmaceuticals.
- Strong IP position with 25 patents issued and over 30 and patents pending.

BUSINESS OVERVIEW – NDA 505(B)2
New Product Candidates

- **Rexista™ Oxycodone XR**
  - **Positive FDA feedback in May 2015 – Rexista™ allowed to proceed with NDA filing**
  - **Rexista™ requires no Phase III trials provided we demonstrate bioequivalence**
  - **Previous Phase I Pivotals suggest bioequivalence conditions met**
  - **Rexista™ with PODRAS™ granted *Fast Track* designation by FDA**
- **Regabatin™ XR (Pregabalin)**
  - **Pre IND meeting held with FDA March 2015. IND filed August 2015**
- **Pipeline of 20 opiate drug candidates with 505(b)(2) potential***

*Drug candidate pipeline may change based upon scientific or business rationale

BACKGROUND – DR. ISA AND DR. AMINA ODIDI

Leveraging Proven Drug Delivery Capabilities

- Dr. Isa Odidi joins Biovail in 1995
    - First as Director Research & Drug Development
    - Next as V.P. Research Drug Development and New Technologies
    - Instrumental in Developing key blockbuster drugs:
        - Adalat CC super-generic (Bayer)
        - Procardia XL super-generic (Pfizer)
    - Biovail became a multi-billion dollar company

BACKGROUND – DR. ISA AND DR. AMINA ODIDI
Leveraging Proven Drug Delivery Capabilities

- Dr. Isa and Dr. Amina Odidi form Intellipharmaceutics in 1998
  - Focus on complex controlled-release once-a-day formulations
  - Intellipharmaceutics becomes publicly traded in October 2009 on NASDAQ and TSX
  - Current focus shifting from generic ANDA regulatory pathway to NDA – 505(b)(2) pathway

APPROVED cGMP FACILITY
Health Canada & FDA Inspections/Licenses

- **Health Canada**
  - First Establishment license issued in May 9, 2006
  - Manufacturing Establishment license issued June 4, 2007
  - Inspection June 2014: secured compliance rating
  - Last inspection September 2015 – secured compliance rating

- **FDA**
  - First inspection November 2010; follow up inspection July 2011
  - Acceptable rating first issued November 2011
  - Last inspection in May 2014, with approval rating received October 2014

STRATEGIC FOCUS SHIFTING to NDA 505(B)(2) PATHWAY



Proven XR Drug delivery Capability
Proprietary Delivery Platform
• NCEs
• Optimize Efficacy
• Abuse-deterrent
• nPODDDS™
• PODRAS™
Primary
505(b)(2) NDAs
• Life Cycle Management
• Improved Compliance
• Efficacy Sustainability
Secondary
ANDAs
• Controlled Release Formulation
• Non infringing
• FTF potentials

REXISTA™ OXYCODONE XR
NDA 505(b)(2) Regulatory Pathway

OVERVIEW & HIGHLIGHTS

- Successful phase I trial √
- IND accepted, no Phase III required √
- FDA grants Fast Track √
- NDA filing planned first half 2016 √
- Partnering discussions ongoing √

US Economic Potential [1]

Oxycodone XR Sales	
$2.3B[2]	
Market Penetration	
15%	25%
Potential Revenue to IPCI and partner	
$345M	$575M

(1) The figures in this chart are annualized, and are provided to illustrate a sample of the potential variability of the economics in the generics marketplace as it applies to the proposed markets for our product candidates, based on available information concerning third party brand and generic product sales, and the indicated assumptions regarding market penetration. The figures do not represent any Company forecasts or projections. The actual figures will be highly dependent on a number of variables, including the level of price rebates/discounts and number of competitors in the market. Sample revenue figures are for potential partner and IPCI (if any, and subject to the terms of a potential partnering arrangement) combined, and are before production and sales costs. No assurance can be given regarding the attainability of the illustrative amounts or the reliability of the assumptions on which they are based.

(2) Source Healthcare Analytics (a Symphony Company) data for the 12 months ending August 2015.

UNMET NEEDS IN DRUG ABUSE: USA

- In January 2013, the FDA published a paper titled, ***Guidance for Industry: Abuse-Deterrent Opioids — Evaluation and Labeling***, citing **the need for more efficacious abuse deterrence-technology.**
- In this draft Guidance, the FDA stated, "***Opioid analgesics are often manipulated for purposes of abuse. Most abuse-deterrent technologies developed to date are designed to make product manipulation more difficult or to make abuse of the manipulated product less attractive or rewarding. However, these technologies have not yet proven successful at deterring the most common form of abuse – swallowing a number of intact pills or tablets to achieve a feeling of euphoria.***"

More than Tamper resistance is required

REXISTA™ OXYCODONE XR

Addressing Unmet Needs in Drug Abuse

Designing to influence the following:

Methods of tampering

- Crushing
- Chewing
- Splitting
- Breaking
- Grinding
- Melting
- Dissolving
- Cutting
- Cooking

Methods of administration

- Snorting
- Injecting
- Smoking
- Co-administering Alcohol

Swallowing Multiple Pills

Pharmacokinetics

- Time course of absorption distribution metabolism and excretion

Pharmacodynamics

- Drug concentration and effect

REXISTA™ OXYCODONE XR

Novel Point Of Divergence Drug Delivery System (nPODDDS ™)

Drug release shows a clearly defined Point Of Divergence (POD), in the dissolution profile or drug release time lines, with the loading dose representing a point in a timeline where the dissolution history or drug release rate begins to change from a loading dose to another set of points in the timeline represented by a sustained action.

intellipharmaceutics
The future of drug delivery

REXISTA™ Oxycodone XR

ABUSE DETERRENT ATTRIBUTES

- **Phase I pivotal Fed and fasted studies suggest:**
  - **Bioequivalence to oxycodone XR reference product**
  - **No food effect**
- **Difficult to crush, pulverize, or extract with beverages/household solutions**
- **Designed to prevent Dose Dumping when co-administered with alcohol**
- **Coagulates instantaneously if crushed/pulverized and then hydrated**
- **Once hydrated, forms a viscous hydrogel that is difficult to:**
  - **Syringe**
  - **Inject**
  - **Snort**

REXISTA™ Oxycodone XR

ABUSE DETERRENT ATTRIBUTES

- Abuse by grinding, chewing, licking, inhalation, snorting, and insufflation releases a stigmatizing blue dye.
- Abuse by applying heat:
  - Difficult to vaporize without pyrolization.
  - Difficult to inhale from burning.

REXISTA™ Oxycodone XR
Product Development Milestones

R & D Batches- Stability HAL Studies	R & D Batches Pilot BE Studies	PIND FDA	IND FDA	Scale –UP	Stability HAL Studies	Pivotal Batches BE Studies	NDA Filing	FDA PDUFA
✓	✓	✓	✓	✓	Q2 2016*	Q4 2015*	Q2 2016*	Q4 2016* Q1 2017*

*Anticipated

REXISTA™ + PODRAS™

PODRAS™ Addressing an Unmet Need

- Paradoxical OverDose Resistance Activating System (PODRAS™).
- Enhancement of Rexista™ abuse-deterrence properties and granted *Fast Track* designation by the FDA in May 2015.
- Designed to prevent overdose when more pills than prescribed are swallowed intact.
- Potential Best-in-Class Oxycodone product.
- Positively differentiate Rexista™ from other abuse-deterrent technologies.
- Potentially applicable to a wide range of drug products that are intentionally or inadvertently abused and cause harm by overdose to those who ingest them.
- Solid oral dosage forms in all therapeutic classes.

intellipharmaceutics

REXISTA™ + PODRAS™

PODRAS™ Addressing an Unmet Need

PRECLINICAL RESULTS SUGGEST:

- Unlike other third-party abuse-deterrent oxycodone products, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected
- If the prescribed number of pills is swallowed, the drug release should be as expected

REXISTA™ + PODRAS™

Effect of Application of PODRAS™

Ten tablets of Rexista™ 80mg Versus Ten tablets of Oxycodone XR 80mg



Drug release Profile
Oxycodone XR - 10 tablets (800mg)
Rexista™ - 10 tablets (800mg)
0
5
10
15
20
25
Time (hrs)

REGABATIN™ XR is a NOVEL PREGABALIN (Lyrica®) Controlled Extended Release Formulation


Lower neck in front
Edge of upper breast
Below side bone at elbow
Just above knee on inside
Base of the skull
Neck and shoulder
Upper inner shoulder
Upper outer buttock
Hip bone

Fibromyalgia symptoms are more prominent overnight and morning


Fibromyalgia Cycle
Pain
Muscle tension
Daily stress
Limited Activity
Fatigue
Depression
Muscle stiffness

- Developed as a once-daily dosage formulation.
- Novel design for evening dosing with meal based on the **symptomatology and chronobiology of fibromyalgia.**
- Unique Pharmacokinetic profile allows for enhanced absorption and results in **highest exposure** to pregabalin **overnight and morning**, when symptoms are more prominent, particularly in patients with a lower pain threshold.

REGABATIN™ XR
NDA 505(b)(2) Regulatory Pathway

OVERVIEW & HIGHLIGHTS

- Regabatin™ XR is a non-generic controlled-release formulation of Pregabalin (Lyrica®)
- There is no controlled-release formulation on market
- Pregablin is indicated for the management of neuropathic pain (fibromyalgia & postherpetic neuralgia)
- Novel design for evening dosing re: chronobiology of fibromyalgia
- Successfully completed initial phase I clinical trial
- IND filed August 2015 with FDA

US Economic Potential [1]	
Lyrica® Sales	
$3.6B[2]	
Market Penetration	
15%	25%
Potential Revenue to IPCI and partner	
$540M	$900M

(1) The figures in this chart are annualized, and are provided to illustrate a sample of the potential variability of the economics in the generics marketplace as it applies to the proposed markets for our product candidates, based on available information concerning third party brand product sales , and the indicated assumptions regarding market penetration. The figures do not represent any Company forecasts or projections. The actual figures will be highly dependent on a number of variables, including the level of price rebates/discounts and number of competitors in the market. Sample revenue figures are for a potential partner and IPCI (if any, and subject to the terms of a potential partnering arrangement) combined, and are before production and sales costs. No assurance can be given regarding the attainability of the illustrative amounts or the reliability of the assumptions on which they are based. (2) Source Healthcare Analytics (a Symphony Company) data for the 12 months ending August 2015.

CURRENT PRODUCTS/DOSSIERS

	PRODUCT	BRAND	DOSAGE STRENGTH	INDICATION	US FDA STATUS	US SALES
NDA	Rexista™ Oxycodone	OxyContin®	40 mg	Pain	NDA (505 B2) expected to file H1 2016:	$2.3B*
NDA	Regabatin™ (Pregabalin XR)	Lyrica®	150 mg	Neuropathic Pain	IND (505 B2) filed Q3 2015:	$3.6B*
ANDAs	Dexmethylphenidate ER	Focalin XR®	5, 10, 15, 20, 25, 30, 35, & 40 mg Caps	ADHD	Approval Letter 15 mg & 30 mg	$748M*
ANDAs	Metformin ER	Glucophage ® XR	500 mg & 750 mg Tabs	Diabetes	Under Review	$905M*
ANDAs	Venlafaxine ER	Effexor XR®	37.5 mg, 75m & 150 mg Caps	Depression	Under Review	$672M*
ANDAs	Pantoprazole	Protonix®	20 mg & 40 mg Tabs	GERD	Under Review	$292M*
ANDAs	Quetiapine ER	Seroquel XR®	50, 150, 200, 300 & 400 mg Tabs	Schizophrenia	Under Review	$1.3B*
ANDAs	Lamotrigine ER	Lamictal® XR	25, 50, 100, 200, 250 & 300 mg Tabs	Epilepsy	Under Review	$317M*
ANDAs	Levetiracetam ER	Keppra XR®	24-500, & 24-750 mg Tabs	Epilepsy	Under Review	$101M*
ANDAs	Desvenlafaxine	Pristiq®	50 mg & 100 mg Tabs	Depression	Under Review	$827M*
ANDAs	Carvedilol CR	Coreg CR®	10, 20, 40 & 50 mg Caps	CHF	Late Stage Dev.	$276M*

* Source: Healthcare Analytics (a symphony Health Company). Represents sales for all strengths for the 12 months ending August 2015 in the U.S. All ANDA figures include sales of generics in TRx MBS Dollars.

SELECTED FINANCIAL DATA

Public Listings	NASDAQ: IPCI; TSX: I
Shares outstanding (10.13.15)	24.1M
Warrants @ $2.42 (10.13.15)	2.1M
Options @ $3.99 (10.13.15)	4.7M
Convertible debt @ $3.00 (10.13.15)	0.5M
Fully-diluted shares outstanding	31.4M
Market capitalization (10.13.15)	$44M
% Owned by insiders	24%
Cash (10.13.15)	$2.0M
Trailing 12 months revenue	$4.8M
Analyst Coverage	Brean; Mackie Maxim; Roth

KEY TAKE AWAYS

- Re-prioritized focus on 505(b)(2) filings (New Product Candidates)
- Leverage proven technology & commercialization success to further develop:
  - **Rexista™ Oxycodone XR**
    - Abuse Deterrent (AD)
    - AD + PODRAS™

    Plan to file NDA by H1 2016
  - **Regabatin™ XR** (Pregabalin)

    IND filed August 2015
- Expand PODRAS™ application to other opiate candidates
- Multiple shots on goal; ANDAs a potential safety net and NDAs a growth driver
- Pursue partnering opportunities (development and commercialization)